Michele Vaillant

Partner

T. 973.639.2011

F. 973.297.3826

mvaillant@mccarter.com

McCarter & English, LLP

Four Gateway Center

100 Mulberry Street

Newark, NJ 07102-4056

T. 973.622.4444

F. 973.624.7070

www.mccarter.com

BOSTON

HARTFORD

NEW YORK

NEWARK

PHILADELPHIA

STAMFORD

WILMINGTON

January 10, 2013

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission

Office of Emerging Growth Companies

100 F Street, NE - Mail Stop 3561

Washington, D.C. 20549

Attn:     Tia L. Jenkins, Senior Assistant Chief Accountant

Re:	Steven Madden, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 29, 2012
File No. 000-23702

Dear Ms. Jenkins:

On behalf of Steven Madden, Ltd. (the “Company”), this shall serve as written confirmation of our telephone conversation of January 9, 2013 in which you agreed to allow an extension of time for the Company to respond to the Staff’s comment letter dated January 3, 2013 relating to its Annual Report on Form 10-K referenced above. In our conversation you agreed to grant the Company an extension of an additional 10 days making the response due on or before January 23, 2013.

We appreciate your consideration and thank you for your cooperation in this regard.

Very truly yours,

McCarter & English, LLP

By:	/s/ Michele F. Vaillant
Michele F. Vaillant

cc:	Brian McAllister
Melissa N. Rocha
Arvind Dharia, CFO